
04033890



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2003 and 2002, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2003, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, and the net assets of the Master Trust at December 31, 2003 and 2002, and the changes in its net assets and trust balances for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2004

Ernst & Young LLP

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits

December 31, 2003

	Unallocated ESOP Fund	Allocated ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
			(In thousands)		
Assets					
Investments:					
Interest in Master Trust	$ –	$ 2,291,086	$ –	$ 10,316,695	$ 12,607,781
Participant loans	–	–	–	213,481	213,481
Corporate common stock	59,508	–	–	–	59,508
Net assets held in 401(h) account	–	–	217,718	–	217,718
Contributions receivable:					
Employees	–	–	–	11,042	11,042
Lockheed Martin Corporation	–	3,977	–	–	3,977
Total assets	59,508	2,295,063	217,718	10,541,218	13,113,507
Liabilities					
Notes payable	28,458	–	–	–	28,458
Interest payable	565	–	–	–	565
Administrative expenses payable	–	–	–	3,191	3,191
Amounts related to obligation of 401(h) account	–	–	217,718	–	217,718
Total liabilities	29,023	–	217,718	3,191	249,932
Net assets available for benefits	$ 30,485	$ 2,295,063	$ –	$ 10,538,027	$ 12,863,575

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits (continued)

December 31, 2002

	Unallocated ESOP Fund	Allocated ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
			(In thousands)		
Assets					
Investments:					
Interest in Master Trust	$ –	$ 2,484,805	$ –	$ 8,842,135	$ 11,326,940
Participant loans	–	–	–	217,598	217,598
Corporate common stock	200,495	–	–	–	200,495
Net assets held in 401(h) account	–	–	192,966	–	192,966
Contributions receivable:					
Employees	–	–	–	10,470	10,470
Lockheed Martin Corporation	–	3,711	–	–	3,711
Total assets	200,495	2,488,516	192,966	9,070,203	11,952,180
Liabilities					
Notes payable	82,295	–	–	–	82,295
Interest payable	1,632	–	–	–	1,632
Administrative expenses payable	–	–	–	676	676
Amounts related to obligation of 401(h) account	–	–	192,966	–	192,966
Total liabilities	83,927	–	192,966	676	277,569
Net assets available for benefits	$ 116,568	$ 2,488,516	$ –	$ 9,069,527	$ 11,674,611

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	Unallocated ESOP Fund	Allocated ESOP Fund	Participant-Directed Investments	Total
	(In thousands)			
Net assets available for benefits at beginning of year	$ 116,568	$ 2,488,516	$ 9,069,527	$11,674,611
Additions to net assets:				
Contributions:				
Employees	–	39,006	551,136	590,142
Lockheed Martin Corporation	57,852	87,260	10	145,122
Total contributions	57,852	126,266	551,146	735,264
Net investment gain (loss) from the Master Trust	–	(235,095)	1,277,774	1,042,679
Interest and dividend income	1,222	–	–	1,222
Net realized and unrealized gain (loss)	(26,080)	–	–	(26,080)
Allocation of 2,314,024 shares of Lockheed Martin Corporation common stock, at market	–	114,906	–	114,906
Total additions	32,994	6,077	1,828,920	1,867,991
Deductions from net assets:				
Distributions and withdrawals	–	199,530	362,559	562,089
Interest expense	4,171	–	–	4,171
Allocation of 2,314,024 shares of Lockheed Martin Corporation common stock, at market	114,906	–	–	114,906
Total deductions	119,077	199,530	362,559	681,166
Net transfers from other plans	–	–	2,139	2,139
Net assets available for benefits at end of year	$ 30,485	$ 2,295,063	$ 10,538,027	$ 12,863,575

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Notes to Financial Statements

December 31, 2003

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan principally are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be asset held outside of the Master Trust.

Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions. Investments in cash equivalents are stated at cost, which approximates fair value. The 401(h) account investments are comprised of a diversified portfolio of marketable securities, which are stated at the latest reported bid price on the last business day of the year.

Cash dividends declared on Lockheed Martin common stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) may, at the discretion of the Corporation, (i) be retained in participants' accounts; (ii) be distributed to participants; or (iii) be used to make payments on certain loans incurred by the Trustee in accordance with the terms of the Plan. Effective for all dividends paid during the 2002 plan year and going forward, except to the extent that dividends are used to make payments on certain loans incurred by the Trustee in accordance with the terms of the Plan, dividends may either be reinvested in the participants' accounts or distributed to participants at the discretion of the participant. In order for dividends to be distributed to participants or used to make payments on loans incurred by the Trustee, the Corporation's stock must be held under the ESOP Fund on the record date for the dividends.

1. Accounting Policies (continued)

Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividends were paid. Any such distribution of cash dividends on Lockheed Martin common stock will be made to the participant to whose account the Corporation's common stock is allocated. If dividends on Lockheed Martin common stock allocated to participants' accounts are applied toward the payment of a loan incurred by the Trustee, the Trustee must allocate additional shares of the Corporation's common stock with a market value equal to the dividends to such participants' accounts.

The Plan also has a separate investment fund, the Lockheed Martin Corporation Common Stock Fund (the Lockheed Martin Stock Fund), which invests in the Corporation's common stock. Employees may direct any of their transferable balance into this fund. Dividends may either be reinvested in the participants' accounts or distributed to participants at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividends were paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which the Plan is extended by the Corporation, including employees employed in the United States and certain U.S. citizens working abroad.

Effective January 1, 2002, all employees eligible to participate in the Lockheed Martin Global Telecommunications Savings Incentive Plan whose employment commenced prior to January 1, 2002 began to participate in the Plan.

2. Description of the Plan (continued)

General (continued)

Effective December 6, 2002, the Lockheed Martin Global Telecommunications Savings Incentive Plan merged into the Plan, and related assets of approximately $62.3 million were transferred into the Plan.

Contributions

Eligible employees may enroll in the Plan on the date of hire. Employees may make before-tax contributions of up to 16% of the employee's base salary or a combination of before-tax and after-tax contributions of up to 17%. Based on the participating units, the Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. Some business units do not have any company match. All participants are 100% vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund. Participants may not transfer company-matching contributions out of the ESOP Fund before they reach age 55.

Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Prior to August 1, 2003, participants could make changes to investment elections at any time except for certain restrictions placed on investment elections in the Putnam International Equity Fund and the Lockheed Martin Stock Fund effective August 2, 2002.

Effective October 1, 2002, the Plan was amended to allow for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

2. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses of the individual funds in which the account is invested.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

Assets of the Employee Stock Ownership Plan (the ESOP) feature of the Plan are held pursuant to the Trust Agreement effective as of March 27, 1989, between the Corporation and U.S. Trust Company (U.S. Trust), as the Trustee. On April 4, 1989, U.S. Trust purchased 34,599,874 shares of the Corporation's common stock from the Corporation for $500 million. U.S. Trust borrowed the purchase price for such shares, and will repay the amount borrowed with accrued interest over a period of up to 15 years, during which time the purchased shares will be allocated to the accounts of participants in the Plan eligible to participate in the ESOP feature. Until allocated to participants' accounts, the shares will be maintained in the ESOP Fund (Unallocated) as unallocated shares. As of December 31, 2003 and 2002, there were 43,775,730 and 42,296,751 shares, respectively, in the ESOP Fund (Allocated) and 1,157,752 and 3,471,776 shares, respectively, in the ESOP Fund (Unallocated).

Each month, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund (Allocated) are used to purchase shares of the Corporation's common stock on the open market.

2. Description of the Plan (continued)

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of postretirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with IRC Section 401(h), the Plan's investment in the 401(h) account may not be used for, or diverted to, any purpose other than providing health and welfare benefits for retirees and participants. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually and are at the discretion of the Corporation. Effective June 2, 2003, the assets of the 401(h) account are held by The Northern Trust Company, previously held by Deutsche Bank.

3. Notes Payable

In connection with the ESOP feature, the Plan has the following notes payable:

	December 31	
	2003	**2002**
	(In thousands)	
8.39% Series A notes payable due 2004 with quarterly installments of principal and interest from 1989 to 2004	**$ 22,279**	$ 65,008
8.41% Series C notes payable due 2004 with interest only payable quarterly from 1989 to 1999, and quarterly installments thereafter of principal and interest until 2004	**6,179**	17,287
	$ 28,458	$ 82,295

Notes payable are guaranteed by the Corporation. The Plan stipulates that indebtedness of the Plan may not be repaid with any amounts that have been allocated to the benefit of the participants.

The Corporation contributes to the ESOP Fund (Unallocated) amounts sufficient to pay the quarterly installments of principal and interest due on the notes payable, reduced by the income earned on the unallocated shares of the Corporation's common stock, primarily from dividend income.

3. Notes Payable (continued)

The notes payable are due in 2004. The aggregate maturities for the years following December 31, 2003, are as follows:

2004	$ 28,457,780
	$ 28,457,780

4. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2003 and 2002 was 89.45% and 89.38%, respectively. The audited financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2003	**2002**
	(In thousands)	
Net assets available for benefits per the financial statements	**$ 12,863,575**	$ 11,674,611
Add: net assets held in 401(h) account per Form 5500	**217,718**	192,966
Net assets available for benefits per the Form 5500	**$ 13,081,293**	$ 11,867,577

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500 but can only be used to pay retiree medical benefits.

6. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31, 2003		
	Amounts per Financial Statements	401(h) Account	Amounts per Form 5500
		(In thousands)	
Contributions—Lockheed Martin Corporation	$ 145,122	$ 12,000	$ 157,122
Interest and dividend income	1,222	2,032	3,254
Net realized and unrealized gain (loss)	(26,080)	37,367	11,287
Distributions and withdrawals	(562,089)	(26,272)	(588,361)
Administrative expenses	–	(375)	(375)

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
ESOP Fund (Unallocated):			
Lockheed Martin Corporation common stock*	1,157,752	$ 16,730,844	$ 59,508,453
401(h) Trust**			
U.S. Government Securities			
FHLMC Multiclass Ser T-51 CL 2A 7.5 08-25-2042	2,153,861	$ 2,369	$ 2,358
FHLMC Multiclass Ser T-54 Class 3A 7 02-25-2043	753,172	811	812
FHLMC Multiclass Ser 2406 CL KA 6 06-15-2016	1,518,437	1,543	1,540
FHLMC Pool # G1-1045 7.5 10-01-2012 BEO	1,519,972	1,615	1,622
FHLMC Pool # G1-1184 5.5 09-01-2016 BEO	2,320,578	2,384	2,406
FHLMC Pool # G1-1433 6 09-01-2017 BEO	1,717,206	1,788	1,802
FHLMC Pool # G1-1434 6.5 01-01-2018 BEO	1,657,696	1,745	1,756
FHLMC Pool # G11399 5.5 04-01-2018 BEO	985,106	1,003	1,021
FHLMC Pool # G11431 6 02-01-2018 BEO	1,843,064	1,906	1,934
FHLMC Pool # G11466 6.5 03-01-2013 BEO	1,457,119	1,535	1,546
FNMA Pool # 545059 6.435 05-01-2011 BEO	292,326	325	324
FNMA Pool # 545179 6.466 09-01-2011 BEO	220,102	238	245
FNMA Pool # 545209 6.334 10-01-2011 BEO	292,526	324	323
FNMA Pool # 545210 6.118 Due 10-01-2011 Reg	415,423	454	454
FNMA Remic Ser 2003-W17 CL PT1 10.26127 08-25-2032	849,443	973	973
Small Business Admin Gtd Dev Partn CTF Deb Ser 2002-20 H	475,997	490	490
Small Business Admin Gtd Dev Partn CTF Deb Ser 2003-20H 5	560,000	560	571

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
U.S. Government Securities (continued)			
Small Business Admin Gtd Dev Partn CTF Deb Ser 2003-201 5	450,000	$ 450	$ 455
United States Treas Notes Bond Inflation Indexed 3 Due 07-1	425,000	455	477
US Treas Bonds 5.375% Due 02-15-2031 BEO	125,000	130	130
US Treas Notes 3.625% Due 05-15-2013	550,000	526	529
US Treas Notes 6.625% Due 05-15-2007	2,675,000	3,072	3,028
US Treas Notes 2.625% Due 05-15-2008	1,530,000	1,506	1,507
US Treas Notes 1.125% Due 06-30-2005	1,650,000	1,640	1,641
US Treas Notes 1.75% Due 12/31/2004	975,000	981	980
US Treas Notes 2% Due 05-15-2006	5,000,000	5,010	5,002
US Treas Notes 3.5% Due 11-15-2006	2,500,000	2,564	2,584
Total U. S. Government Securities		36,397	36,510
Corporate Debt Instruments Preferred			
American Home Prods Corp Note 6.95% Due 03-15-2011	450,000	500	508
CIT Group Inc New Series Note 5.75% Due 09-25-2007	225,000	240	243
Gen Elec Co Note Due 02-01-2013	500,000	512	506
Hewlett Packard Co Global Note 5.5% Due 07-01-2007	325,000	347	351
Schering Plough Corp Series Note 5.3% Due 12-01-2013	150,000	149	153
Union Pacific Railroad Co Pass Thru Due 8 01-10-21	149,800	179	182
Wyeth Wye 5.50% Due 02-01-2014	325,000	324	329
Total Corporate Debt Instruments Preferred		2,251	2,272

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other			
Amerada Hess Corp Note 6.65% Due 08/15/2011	150,000	$ 161	$ 163
Amerada Hess Corp Note 7.875% Due 10-01-2029	100,000	110	110
AOL Time Warner Inc 7.625% Due 04-15-2031	750,000	823	865
AT&T Corp Series Note Due 11-15-2031	750,000	838	876
AT&T Corp 8.05% Series Note Due 11-15-2011	550,000	605	633
Bank OneCap III 8.75% Bond Due 09-01-2030	300,000	382	394
Boston Properties Ltd Partnership Series Note 5.625% Due 04-15-2015/04	250,000	244	250
Boston Properties Ltd Partnership Series Note 6.25% Due 01-15-2013/01	225,000	238	241
CIGNA Corp Note 6.375% Due 10-15-2011	350,000	370	379
CIGNA Corp 7.875% Debt Due 05-15-2027	325,000	349	376
COMCAST Corp New Note 5.3% Due 01-15-2014	500,000	492	498
EOP Oper Ltd Partnership Note 6.75% Due 02-15-2012	450,000	486	497
Ford Mtr Credit Co Note 7.375% Due 10-28-2009	1,100,000	1,144	1,208
Gen Mtrs Accep Corp Note 6.875% Due 9-15-20	1,000,000	1,009	1,077
HCA INC 6.25% Due 02-15-2013/02-14-2013	650,000	638	665
HCA-Healthcare Co 7.875 % Due 02-01-2011	250,000	264	285
Health Net Inc Series Note 8.375% Due 04-15-2011	175,000	211	210
May Dept Stores Co Debt 7.45% Due 10-15-1996	550,000	610	639
May Dept Stores Co 7.6% Due 06-01-2025	250,000	266	287

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other (continued)			
Raychem Corp Variable Rate Note Due 10-15-2008	300,000	$ 328	$ 339
Safeco Corp Series Note 7.25% Due 09-01-2012	225,000	255	258
St Paul Cos Inc Medium Term Notes	225,000	243	249
Time Warner Entmt Co L P SeriesSub Debt 8.375% Due 07-15-20	400,000	480	508
Unumprovident Corp Series Debt 7.375% Due 06-15-2032	250,000	236	254
Unumprovident Corp Series Note 7.625% Due 03-01-2011	150,000	155	165
Total Corporate Debt Instruments Other		10,937	11,426
Corporate Preferred Stock			
News Corp Ltd Preferred Stock	92,000	2,410	2,783
Total Corporate Preferred Stock		2,410	2,783
Corporate Common Stock			
Nova Chemicals Corp Common Stock	24,000	498	647
Matsushita Elec Indl Ltd Common Stock	115,000	1,424	1,603
Sony Corp Common Stock	71,000	2,279	2,462
Akzo Nobel N V Common Stock	60,000	1,800	2,292
Unilever N V Common Stock	33,500	1,908	2,174
Syngenta Ag Common Stock	45,000	492	607
Intercontinental Hotels Group Common Stock	75,000	600	718
Rio Tinto Plc Common Stock	14,000	1,246	1,558
Scottish Pwr Plc Common Stock	25,000	581	680
Alcoa Inc Common Stock	36,000	961	1,368
Amer Elec Pwr Co Inc Common Stock	34,600	977	1,056
Amerada Hess Corp Common Stock	26,000	1,245	1,382
Archer-Daniels-Midland Co Common Stock	44,700	590	680

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	**Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value**	**Cost**	**Current Value**
		(In thousands)	
Corporate Common Stock (continued)			
AT&T Corp Common Stock	143,400	$ 3,072	$ 2,911
AT&T Wireless Svcs Inc Common Stock	300,200	2,336	2,399
Avaya Inc Common Stock	67,400	618	872
Baker Hughes Inc Common Stock	30,100	959	968
Bank One Corp Common Stock	70,300	2,782	3,205
Becton Dickinson & Co Common Stock	18,000	672	741
BMC Software Inc Common Stock	25,000	345	466
Bristol Myers Squibb Co Common Stock	40,000	1,044	1,144
Capital One Financial Common Stock	35,600	1,751	2,182
Cardinal Hlth Inc Common Stock	23,700	1,395	1,449
ChevronTexaco Corp Common Stock	24,000	1,739	2,073
Chubb Corp Common Stock	17,000	1,053	1,158
CIT Group Inc Common Stock	60,000	1,698	2,157
Comcast Corp New Class A Common Stock	86,100	2,578	2,830
Computer Sci Corp Common Stock	31,500	1,265	1,393
Compuware Corp Common Stock	103,500	569	625
ConocoPhillips Common Stock	30,900	1,650	2,026
Corning Inc Common Stock	17,900	145	187
Delphi Corp Common Stock	125,600	1,071	1,282
Dillards Inc Common Stock	20,000	291	329
Donnelley RR & Sons Co Common Stock	31,500	843	950
Dow Chem Co Common Stock	80,000	2,777	3,326
Duke Energy Corp Common Stock	66,600	1,196	1,362
Eastman Kodak Co Common Stock	36,100	978	927
Electr Data Sys Corp Common Stock	99,300	2,171	2,437
Engelhard Corp Common Stock	26,000	672	779
FedEx Corp Common Stock	23,400	1,515	1,580
Fluor Corp New Common Stock	22,300	781	884
Ford Mtr Co Del Common Stock Par $0.01	17,900	194	286
Gap Inc Common Stock	45,200	861	1,049

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Genuine Parts Co Common Stock	49,300	$ 1,535	$ 1,637
Golden W Fncl Corp Common Stock	23,000	1,963	2,373
HCA Inc Common Stock	58,800	2,056	2,526
Hewlett Packard Co Common Stock	128,700	2,731	2,956
Intl Paper Co Common Stock	20,200	775	870
Lowes Corp Common Stock	40,600	1,854	2,008
Masco Corp Common Stock	40,500	961	1,110
May Dept Stores Co Common Stock	75,500	1,781	2,195
MBIA Inc Common Stock	9,300	471	550
McDonalds Corp Common Stock	106,000	2,237	2,632
Motorola Inc Common Stock	101,000	915	1,421
NCR Corp Common Stock	27,300	762	1,059
Nordstrom Inc Common Stock	33,000	706	1,132
Occidental Pete Corp Common Stock	45,900	1,517	1,939
Pfizer Inc Common Stock	33,400	1,075	1,180
Pitney Bowes Inc Common Stock	21,800	824	885
Rohm & Haas Co Common Stock	33,600	1,191	1,435
Schering-Plough Corp Common Stock	148,400	2,510	2,581
St Paul Travelers Corp Common Stock	45,400	1,613	1,800
Storage Tech Corp Common Stock	24,200	637	623
Thermo Electron Corp Common Stock	43,200	970	1,089
Time Warner Inc Common Stock	82,400	1,290	1,482
TXU Corp Common Stock	19,000	384	451
Union Pacific Corp Common Stock	25,400	1,545	1,765
Unocal Corp Common Stock	55,000	1,644	2,026
Unumprovident Corp Common Stock	50,300	685	793
V F Corp Common Stock	18,000	687	778
Wachovia Corp Common Stock	40,900	1,810	1,906
Wellpoint Hlth Networks Inc Common Stock	14,100	1,185	1,368
Wells Fargo & Co Common Stock	18,200	940	1,072

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Whirlpool Corp Common Stock	15,700	$ 1,027	$ 1,141
Wyeth Company Common Stock	16,200	760	687
Xerox Corp Common Stock	220,000	2,341	3,036
Total Corporate Common Stock		97,004	111,710
Common Collective Trusts			
Coltv Short Term Invt Fund Common Stock	21,118,517	21,119	21,119
Total Common Collective Trusts		21,119	21,119
Registered Investment Companies			
Dodge & Cox International Stock Fund	1,189,242	22,168	27,923
Total Registered Investment Companies		22,168	27,923
Other			
Equity Office Properties Fund	69,200	1,922	1,982
Equity Residential Fund	39,200	1,068	1,157
Total Other		2,990	3,139
Total 401(h)		$ 195,276	$ 216,882
Participant Loans*	Interest rates ranging from 5.00% to 5.25%; varying maturities		$ 213,481

* Party-in-interest

** 401(h) Trust net assets also include a dividend and interest receivable and a pending trade receivable balance of approximately $836,000.

*** Schedule excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31	
	2003	2002
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	$ 807,424	$ 1,247,472
Common stock—Lockheed Martin Corporation	3,602,855	4,123,331
Mutual funds	3,213,696	2,093,727
Corporate debt securities	145,440	376,158
Common stock—other	135,079	–
U.S. Government securities	677	–
Preferred stock	485	–
Partnership/Joint venture	186	–
Self-managed accounts	–	151,018
Other assets	5,076	–
Total investments at quoted fair value	7,910,918	7,991,706
Investments at estimated fair value:		
Common/collective trusts:		
Lockheed Martin Short-Term Investment Fund	762,937	875,812
Other	5,135,786	3,763,014
Total investments at estimated fair value	5,898,723	4,638,826
Investments at contract value:		
Guaranteed investment contracts	304,824	28,320
Other assets:		
Dividends and interest receivable	3,992	4,122
Dividend reinvestment receivable	–	8,369
Other	2,115	1,290
Total assets	14,120,572	12,672,633
Liabilities		
Accounts payable for securities purchased	25,448	–
Net assets	$ 14,095,124	$ 12,672,633

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2003
(*In thousands*)

Net assets at beginning of year	$ 12,672,633
Additions to net assets:	
Contributions:	
Employees	681,920
Lockheed Martin Corporation, net of forfeitures	234,116
Total contributions	916,036
Investment income:	
Dividends and interest	134,655
Net realized and unrealized gain	1,046,421
Total investment income	1,181,076
Total additions	2,097,112
Deductions from net assets:	
Distributions and withdrawals	662,455
Administrative expenses	12,203
Total deductions	674,658
Net transfer from other trusts	37
Net assets at end of year	$ 14,095,124

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2003

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31 2003	2002
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.44%	89.38%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	5.13	5.50
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.74	2.62
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	1.61	1.45
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.26	0.27
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.46	0.43
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.31	0.29
Lockheed Martin Corporation Savings & Investment Plan for Hourly Employees EIN #52–1893632	054	0.00	0.01
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.04	0.04
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	0.01	0.01
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund and Small/Mid-Cap Indexed Equity Fund are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund, the American Century Growth Fund, and the Putnam International Equity Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Stable Value Fund includes an investment in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (Fixed Income Fund), which provides employee benefit plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts. Each benefit plan has an undivided interest only in the investment contracts the plan has selected to invest in with the Fixed Income Fund; therefore, benefit plans have a divided interest in the Fixed Income Fund as a whole. The Fixed Income Fund is a common collective trust, which is valued at contract value, which approximates fair value as determined by the Trustee.

1. Accounting Policies (continued)

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. Except for the Savings and Investment Plan for Hourly Employees, an SMA Option is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

Except for the Savings and Investment Plan for Hourly Plans and the Performance Sharing Plan for Puerto Rico Employees, effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Prior to August 1, 2003, participants could make changes to investment elections at any time except for certain restrictions placed on investment elections in the ESOP Funds, Putnam International Equity Fund and the Lockheed Martin Company Stock Fund effective August 1, 2002.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance

1. Accounting Policies (continued)

contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are generally declared semiannually. The crediting interest rates for the contracts as of December 31, 2003 and 2002 ranged from 3.06% to 7.11% and 5.98% to 7.11%, respectively. The average yield for 2003 and 2002 was 3.07% and 6.41%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

Certain 2002 balances have been reclassified to conform to current-year presentation.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Effective December 31, 2003, the assets of the Savings and Investment Plan for Hourly Employees were merged into other plans in the Master Trust.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2003 and 2002, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts. Additionally, the Short-Term Investment Fund may hold contributions designated for a longer duration.

2. Description of Trust (continued)

Direct administrative expenses are paid by the Master Trust and allocated to the Plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31 2003
	(In thousands)
Investments at quoted fair value:	
Corporate debt securities	$ (174)
Common stock—Lockheed Martin Corporation	(467,221)
Common stock—other	44,217
Preferred stock	26
Mutual funds	653,643
Other assets	1,554
	232,045
Investments recorded at estimated fair value:	
Common collective trusts	814,376
Net realized and unrealized gain	$ 1,046,421

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund and Small/Mid-Cap Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust. Northern Trust is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan

Date June 25, 2004



John B. Dierkes, Vice President, Human Resources Services

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-58097, Form S-8 No. 333-58069, Form S-8 No. 333-20117 and Form S-8 No. 333-113771) pertaining to the Lockheed Martin Corporation Salaried Savings Plan of Lockheed Martin Corporation of our report dated June 22, 2004, with respect to the financial statements and schedule of the Lockheed Martin Corporation Salaried Savings Plan and the Lockheed Martin Corporation Defined Contribution Plans Master Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

McLean, Virginia
June 22, 2004

Ernst & Young LLP